EXHIBIT 99.3

Text advertisement convocation AGM 2016

"Shareholders of Affimed N.V. are invited to attend the annual general meeting which will be held on June 21, 2016, 15:00 hours CET at Hilton Amsterdam, Apollolaan 138, 1077 BG Amsterdam, The Netherlands. The record date for the meeting is May 24, 2016. The agenda with explanatory notes and the procedure for attending the meeting are available for inspection at the office of the company: Im Neuenheimer Feld 582, D-69120 Heidelberg, Germany and at www.affimed.com."